

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2020

Robert Bubeck
President and Principal Executive Officer
Allure Worldwide, Inc.
18731 SE River Ridge
Tequesta, FL 33469

> **Re: Allure Worldwide, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 19, 2020**
> **File No. 333-234815**

Dear Mr. Bubeck:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2020 letter.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We reissue prior comment 1 in part. Please file a revised legality opinion which opines upon Florida law.

2. We note your response to prior comment 8; however, it is remains unclear how any acquisition whether for stock or cash would have a fair value of at least $336,000 or 80 percent of the maximum offering proceeds, given your available assets, following the proposed offering. Please provide an analysis of how you would fund such acquisition that addresses the value of any stock you may use in such an acquisition and explain how the value of such stock will be determined. It is unclear how a reverse merger and new owner would qualify as an acquisition of a business or assets that will constitute the

business of the registrant and for which the fair value of the business acquired represents at least 80 percent of the offering proceeds within the meaning of Rule 419(e)(1), as it appears you would only be acquiring a portion of that business proportional to your investment. Please clarify how you would determine the value of the portion of the business acquired by you and explain the basis for your belief that such portion of the business acquired by you in a merger would have a value of at least $336,000 or 80 percent of the maximum offering proceeds.

Cover page

3.   We note your statement that "The secondary offering will terminate when all the selling shareholders shares are sold." It appears that the duration of your secondary offering should match the duration of the primary offering. Please revise.

The Offering, page 7

4.   We note your revisions in response to prior comment 3. Please revise further to clarify the circumstances in which a pro-rata portion of the funds will be returned to investors as was described in the last two sentences in the deleted paragraph.

Background of Directors, Executive Officers, Promoters and Control Persons, page 29

5.   We note your revisions in Robert Bubeck's biography that indicate that he is an officer and director of Allure Worldwide, Inc. "a blank check which recently went effective and is current is its reporting obligations." Please revise your disclosure given Allure Worldwide is not currently effective and has not started its reporting obligations.

You may contact William Demarest at (202) 551-3432 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 51-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elaine A. Dowling, Esq.